TRI-VISION INTERNATIONAL LTD./LTEE

56 Temperance Street, 4th Floor, Toronto, Ontario, M5H 3V5.

Tel: (416) 361-0737
Fax: (416) 361-0923

July 4, 2003


03024524

Office of International
Corporate Finance
Securities & Exchange Commission
Room 3094 (3-6)
450 - 5 Street, N.W.
Washington, D.C., U.S.A., 20549


SEC MAIL PROCESSING
RECEIVED
JUL 14 2003
WASH. D.C. 188 SECTION

SUPPL

Attention: Filings/Listings

Dear Sirs:

Re: Annual & Special Meeting of Shareholders - Exemption No. 82-4501

Please find enclosed a copy of the Notice of Record & Meeting Dates sent to the Canadian Depository for Securities Limited with respect to the calling of an Annual Meeting of Shareholders of the Corporation, for your files.

If you have any questions, please do not hesitate to contact the undersigned.

Yours truly,

TRI-VISION INTERNATIONAL LTD./LTEE

PROCESSED
JUL 17 2003
THOMSON FINANCIAL

Per: Shaun A. Drake

SAD/cd

Encl.

dlw 7/15

 INC. **Notice of Record & Meeting Dates** New [X] Change [ ]

Issuer Name (maximum 30 characters)

English: TRI-VISION INT'L LTD./LTEE

French:

Address: 4th Floor, 56 Temperance Street, Toronto, Ontario, M5H 3V5	Telephone: 416-361-0737
	Contact Name: George A. Duguay
Transfer Agent — FINS: T887 — Name: Equity Transfer Services Inc.	Telephone: 416-361-0152
Address: 120 Adelaide Street West, Suite 420, Toronto, Ontario, M5H 4C3	Contact Name: Jennifer Tan

Proxy Type	Meeting Type		Material Distribution Type		yyyy	mm	dd
[X] Management	[X] Annual	[X] Special	[ ] Form C holders only	Record Date	2003	08	06
[ ] Dissenting	[ ] General	[ ] Extraordinary	[X] All holders	Meeting Date	2003	09	18
				Material Mail Date	2003	08	14

Payment for Publication [X] Payment enclosed [ ] To be invoiced *(Transfer Agents only)*

CDS INC.'s GST/HST Registration Number: 89297 1631 RT

CDS INC.'s QST Registration Number: 1018767224

[1] # of publications at $91.50 per publication	$ 93.00
Plus 7% GST	$ 6.51
or 15% HST (*Nfld, NS, NB residents only*)	$
Subtotal	$ 99.51
Plus 7.5% QST (*Quebec residents only*)	$
Total payment enclosed	$ 99.51

Authorized Signature for Invoicing (Transfer Agents only)

CUSIP	Voting Status Y/N	Security Description
895921-10-4	Y	Common
- -		
- -		
- -		
- -		

Early Search (Determination of Intermediaries)

Send Early Search report to [X] Transfer Agent [ ] Issuer [ ] Other *(Statutory Declaration required)*

Send via [ ] Mail [ ] Courier *(Collect)* [X] SSS Envelope System [ ] Fax #

Shareholder Communications Intermediary Register (Nominee Register)

[ ] Send a copy

Proxy Related Material Will be distributed by

[X] Transfer Agent [ ] Issuer

[ ] Other

Holders of Record

Send Holders of Record and Omnibus Proxy to [X] Transfer Agent [ ] Issuer [ ] Other *(Statutory Declaration required)*

Send via [ ] Mail [ ] Courier *(Collect)* [X] SSS Envelope System

This Notice and Request for services is authorized by :

[ ] Transfer Agent [X] Issuer [ ] Third Party

Name of Requesting Party

All services provided by CDS INC. hereunder are subject to the terms and conditions printed on the reverse of this form.

Shaun A. Drake	[signature]	July 4, 2003
Title	Signature	Date

DOC166 (11/2001) front